Exhibit 13

CERTIFICATIONS PURSUANT TO THE SARBANES-OXLEY ACT

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906

OF THE SARBANES-OXLEY ACT OF 2002

I, Brian Fairbank, Chief Executive Officer of Nevada Geothermal Power Inc.

(the “Company”) do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. This Annual Report on Form 20-F of the Company for the period ended

   June 30, 2003, as filed with the Securities and Exchange Commission

   (the “report”), fully complies with the requirements of Section 13(a)

   or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the

   Company.

Date: January 14, 2004

Brian Fairbank

Chief Executive Officer

I, Jack W. Milligan, Chief Financial Officer of Nevada Geothermal Power Inc.

(the “Company”) do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. This Annual Report on Form 20-F of the Company for the period ended

   June 30, 2003, as filed with the Securities and Exchange Commission

   (the “report”), fully complies with the requirements of Section 13(a)

   or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the

   Company.

Date: January 14, 2004

Jack W. Milligan_______

Chief Financial Officer

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